Exhibit 21.1

Subsidiaries of The PBSJ Corporation

List of Subsidiaries and Consolidated Affiliates of the Registrant

Subsidiaries	State of Incorporation

Post, Buckley, Schuh & Jernigan, Inc.(1)	Florida
Peter R. Brown Construction, Inc.	Florida
PBS&J Constructors, Inc. (2)	Florida
PBS&J International, Inc.	Florida
Seminole Development Corporation	Florida
PBS&J Construction Services, Inc.	Florida
Seminole Development II, Inc.	Florida
EIP Associates	California
W. Koo and Associates, Inc.	California

Affiliates

PBS&J Caribe, LLP	Delaware
PBS&J Caribe Engineering, CSP	Puerto Rico
PBS&J, P.A.	Mississippi

(1)	Doing business as PBS&J
(2)	Doing business as Peter R. Brown Construction Inc.